January 8, 2020

Randy May
Chief Executive Officer
Ecoark Holdings, Inc.
5899 Preston Road #505
Frisco, TX 75034,

       Re: Ecoark Holdings, Inc.
           Registration Statement on Form S-1
           Filed December 12, 2019
           File No. 333-235456

Dear Mr. May:

       We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 filed December 12, 2019

Selling Stockholders, page 14

1. Please revise to indicate by footnote or otherwise in what specific transaction each of the selling stockholders acquired the shares of common stock being registered for resale.
       Additionally, provide the information required by Item 701 of Regulation S-K.
2. Please disclose whether any of the selling stockholders are broker-dealers or affiliates of broker-dealers. For those selling stockholders that are affiliates of broker-dealers, please disclose, if true, that each selling stockholder purchased the securities in the ordinary course of business; and at the time of purchase of the securities to be resold, the selling stockholders had no agreements or understandings, directly or indirectly, with any person to distribute the securities. If a selling stockholder is unable to provide these representations, then the prospectus should state that the selling stockholder is an
 Randy May
FirstName LastNameRandy May
Ecoark Holdings, Inc.
Comapany2020
January 8, NameEcoark Holdings, Inc.
Page 2
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FirstName LastName
         underwriter.
Business, page 31

3. Please revise disclosure in the business section to provide a robust discussion of the business of Trend Holdings. Additionally, disclose the need for any governmental approval of Trend Holdings' principal products or services. See Item 101(h)(4)(viii) of
         Regulation S-K. Additionally, disclose the effect of existing or probable governmental regulations on Trend Holdings' business. See Item 101((h)(4)(ix) of Regulation S-K.
Certain Relationships and Related Party Transactions, page 44

4. It appears that you should revise this section to include the information provided in the second paragraph of Note 12: Related-Party Transactions on page F-30, in the first paragraph of Note 19: Subsequent Events on page F-44, and in Note 10:
Notes Payable -
         Related Parties on page F-59. See Item 404 of Regulation S-K.
Legal Matters, page 47

5. Please update your exhibit index to include counsel's legal opinion and file such opinion as an exhibit with your next amendment See Item 601(b)(5) of Regulation S-K.
Condensed Consolidated Financial Statements
Note 15 - Acquisition of Trend Discovery Holdings, Inc., page F-62

6. We noted that you acquired Trend Discovery Holdings, Inc. for a purchase price of $3.2 million, which was 128% of total assets at March 31, 2019. Please revise to include Rule
         8-04 financial statements.
Signatures, page II-7

7. Your principal accounting officer or controller also must sign the registration statement.
         Furthermore, any person who occupies more than one of the specified positions, for example, principal financial officer and principal accounting officer or controller, must indicate in each capacity in which he signs the registration statement. See instructions for signatures on Form S-1, and revise.
General

8. Please finalize all information within brackets throughout the registration statement. Also, ensure that the amount of shares is consistent with amount listed on page 14. We note that the tabular disclosure that the selling stockholders may offer and sell up to 5,379,313 shares of common stock is inconsistent with disclosure on the prospectus' outside front cover page that the selling stockholders may offer and sell up to 5,379,312 share of common stock.
9. You announced on June 6, 2019 that you had executed a non-binding letter of intent to
 Randy May
Ecoark Holdings, Inc.
January 8, 2020
Page 3
      acquire Nepsis Inc., an asset management and financial planning company, and that you expected to complete the acquisition in the next 90 days. Please advise us of the current status of this announced acquisition.
10. Please provide information and an analysis under Section 3 of the Investment Company
      Act of 1940 with respect to whether the company is an investment company.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Melissa Raminpour, Accounting Branch Chief, at 202-551-3379 if you
have questions regarding comments on the financial statements and related matters. Please contact Edward M. Kelly, Senior Counsel, at 202-551-3728 or Asia Timmons-Pierce AD,
Special Counsel, at 202-551-3754 with any other questions.



                                                           Sincerely,
FirstName LastNameRandy May
                                                           Division of
Corporation Finance
Comapany NameEcoark Holdings, Inc.
                                                           Office of
Manufacturing
January 8, 2020 Page 3
cc:       Peter DiChiara, Esq.
FirstName LastName